EXHIBIT 99.1

Evaxion announces business update and full year 2025 financial results

COPENHAGEN, Denmark, March 5, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, provides business update and announces full year 2025 financial results.

Business highlights
2025 was a transformational year for Evaxion with significant strengthening of our fundamental business both strategically, scientifically and financially through achievement of several milestones. Highlights include:

  The historic licensing of our infectious disease vaccine candidate EVX-B3 by MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA)
  Unprecedented two-year phase 2 data for our personalized cancer vaccine candidate EVX-01 demonstrating impressive clinical outcomes
  Replenishing of our R&D pipeline adding EVX-04, an off-the-shelf vaccine candidate for acute myeloid leukemia (AML), and EVX-B4, a prophylactic vaccine candidate targeting Group A Streptococcus
  Collaborating with the Gates Foundation to design new polio vaccine
  Receiving the Galien Foundation Prix Bridges Award for Best medical technology/AI advances in human health for AI-Immunology™
  Strengthening of our financial position and equity through partnership deal and capital market activities totaling more than $30 million, in addition to the debt conversion agreement with the European Investment Bank (EIB)
  Improving future funding options by amending our At-The-Market (ATM) equity program

“We made tremendous progress in 2025 across all aspects of our business and achieved several vital points of validation of both our platform, R&D pipeline and strategy. This, coupled with the fact that we have cash on hand to fund our operations into the second half of 2027, puts us in a strong position to further progress both AI-Immunology™ and our R&D pipeline as per our strategy for long term value creation. We maintain our focus on building value through our platform and pipeline assets through partnerships and strong operational execution to deliver the milestones laid out for 2026,” says Helen Tayton-Martin, CEO of Evaxion.

Conference call and webcast
Evaxion’s Executive Management will host a conference call and webcast at 8.30 ET/14.30 CET tomorrow, presenting the business update and financial results as well as taking questions.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique PIN code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

2026 milestones
Based on the strengthening of Evaxion during 2025 we continue the execution of our strategy of creating value from both our platform and R&D pipeline assets through partnerships. This is reflected in our milestones for 2026 covering both the continued expansion of AI-Immunology™ and the progression of our R&D pipeline programs as outlined below.

Leveraging the unique scalability of AI-Immunology™, we will expand the platform to also enable the discovery and development of drug candidates targeting autoimmune diseases (AIDs). This will increase the pool of diseases for which we can potentially discover and develop new treatments.

AIDs are characterized by high unmet medical need and offer significant partnership potential across all stages of drug development. Currently, we are optimizing the indication strategy for development of AI-Immunology™ in the autoimmune space for use in the second half of 2026.

In oncology, we will continue to strengthen the data package for EVX-01, our personalized cancer vaccine in advanced melanoma, with additional biomarker and immunogenicity findings as well as three-year clinical results from the extension of the phase 2 trial. We plan to present both datasets at key medical conferences during the year.

Progressing our cancer vaccine pipeline also includes the preparation for a phase 1 trial with EVX-04, our conserved antigen vaccine in AML. Regulatory filing is expected before the end of the year.

In our infectious disease pipeline, the most significant expected event is the design and preclinical validation of antigens for our Group A Streptococcus vaccine, EVX-B4, with new data anticipated to be presented at a conference in the second half of the year.

Further to our specific 2026 milestones, we maintain our efforts to derive value from partnerships. This includes platform deals focusing on target discovery, candidate, validation and optimization plus pipeline deals focusing on validated assets. We continue to see strong external interest in both areas and are engaged in numerous partnership discussions.

We maintain strict cost control and are diligently prioritizing and optimizing our cash and resource allocation. For 2026, we expect a cash expenditure similar to 2025, e.g. an operational cash burn of ~$14 million.

Asset	Milestone	Target
EVX-01	Additional biomarker and immunogenicity data	H1
AI-Immunology™	Launch new application for autoimmune diseases	H2
EVX-01	Three-year phase 2 clinical efficacy data	H2
EVX-04	Regulatory filing for phase 1 trial	H2
EVX-B4	Design and preclinical validation of antigens	H2

Research & Development (R&D) update
Evaxion has a R&D pipeline of innovative vaccine candidates for both cancer and infectious diseases.

The personalized cancer vaccine EVX-01 is our most advanced asset. Developed with AI-Immunology™, it is designed to target multiple neoantigens; cancer unique proteins arising from mutations. We successfully completed the initially planned two-years of treatment in the phase 2 trial with EVX-01 in patients with advanced melanoma (skin cancer) with unprecedented results presented at an oral session at the prestigious ESMO 2025 conference.

Clinical results included an objective response rate of 75%, as 12 out of 16 patients had objective clinical responses, with four patients obtaining a complete response. Additionally, a durable clinical benefit was observed with 92% of patients still responding at two years of follow-up with no relapses.

In the trial, EVX-01 induced an immune response in all patients, with 81% of the targeted neoantigens generating potent, specific T-cell responses. This high immunogenicity rate stands out as highly encouraging compared to historical observations and compares very favorably to what is seen with other neoantigen prediction approaches.

Further immune data, presented at the SITC 2025 conference, showed that in subsets of analyzed patients, clinical responses were accompanied by a rapid and sustained induction of EVX-01-specific T-cells.

While all these data are encouraging and validates the clinical potential of EVX-01, it also provides a wider validation of AI-Immunology™, its predictive capabilities and its ability to find relevant vaccine targets associated with high clinical efficacy.

This validation was further supported both by the licensing of an undisclosed infectious disease program (EVX-B3) by MSD, the collaboration on polio with the Gates Foundation and the Galien Foundation award and serves as an important foundation on the use of AI-Immunology™ for all of our partnering discussions. We received the Galien Foundation Prix Bridges Award for Best medical technology/AI advances in human health for AI-Immunology™, further reinforcing our positioning as a leader in the field of AI-based target discovery.

EVX-04, the AML vaccine added to our pipeline in 2025, is developed through the ability of AI-Immunology™ to identify non-conventional endogenous retrovirus (ERV) tumor antigens from the dark genome. These antigens are selectively expressed in specific tumors but absent in normal tissue, making them highly attractive cancer vaccine targets.

Using sequencing data from AML patients, the AI-Immunology™ platform first identified ERV tumor antigens and then mined these to determine smaller fragments with the potential for immune recognition. From the five million ERV antigen fragments discovered, AI-Immunology™ combined and selected 16 optimal sets of ERV fragments based on their cross-patient relevance and immunogenic potential.

In December 2025, we presented new data for EVX-04 at an oral session at the ASH 2025 meeting, another very prestigious conference. The data demonstrates that all 16 ERV fragments included in EVX-04 elicit a specific immune response and that the vaccine candidate prevents tumor growth in preclinical tumor models. Thus, the data confirms our belief that EVX-04 could significantly improve treatment options for AML patients. It is another example of the unique capabilities of AI-Immunology™ in finding novel targets enabling the design of therapies with transformative potential.

These capabilities are also applied in our EVX-V1 program targeting Cytomegalovirus (CMV). AI-Immunology™ has discovered novel CMV antigens and EVX-V1 is a next-generation, multi-component vaccine program combining these novel AI-discovered antigens with AI-optimized versions of established CMV vaccine antigens. This broader multi-targeted strategy is expected to strengthen the protective potential of the future vaccine.

Data announced in November 2025 demonstrates protective effects of lead antigens in the program. These previously unexplored CMV-antigens induce specific immune responses, inhibit viral infection and reduce cell-to-cell spread in cellular and animal viral infection models. These are significant discoveries since very few protective CMV-antigens have been identified despite decades of intensive research.

Business development update
We are immensely proud to be the first company ever to license an AI-discovered preclinical vaccine candidate to a pharmaceutical company through the agreement on EVX-B3 with MSD. We received $7.5 million in option exercise fee and will be eligible for future payments of up to $592 million.

Subsequently, whilst MSD chose not to exercise its option on our Gonorrhea candidate EVX-B2, we retain full global rights to this exciting program and its strong data package. We are in the process of looking for another potential licensing partner.

We remain active in several parallel partnership discussions based on external interest in both our platform and pipeline as we continue to pursue our strategy of strengthening our platform and building value through multiple partnerships.

Strengthening of financial position and equity
Our financial position and equity were significantly enhanced through an influx of new capital totaling more than $30 million in 2025, including the $7.5 million option exercise fee from MSD. As a result, we significantly extended our cash runway and now hold cash on hand to fund our operations into the second half of 2027.

Our equity was further bolstered by the debt conversion agreement with the EIB, which also has a rolling positive cash effect in the form of lower interest payments.

Further to the extended cash runway, we have also improved our funding options going forward, even if we have no imminent need for new capital. Following the positive development in our market capitalization as a result of MSD’s option exercise, we were able to amend our Form F-3 shelf registration and ATM facility.

This potentially allows for flexible and cost-effective funding on optimal terms for Evaxion and our shareholders until March 2028. If and when funding needs should arise, we will be able to issue up to $45.5 million worth of Evaxion shares if and when market conditions allow during the coming three years.

Full year 2025 financial results
The financial results for the year 2025 showed a net loss of $7.7 million, an improvement of $2.9 million compared to 2024, driven by higher revenue and lower operating expenses.

Throughout 2025, we have delivered and executed according to our financial strategy, resulting in improved equity, lower leverage and extended cash runway.

Revenue for the year 2025 of $7.5 million relates to the MSD option exercise as well as the grant received from the Gates Foundation. With the out-licensing of EVX-B3 to MSD, all future development costs of the program will be carried by MSD, while the deal provides Evaxion with future revenue income potential of up to $592 million through milestone payments.

Research and development (R&D) expenses were $10.0 million for the year 2025, which is according to plan for the year, and slightly lower than the $10.5 million as shown for 2024. The lower R&D costs are mainly related to reduced external services and expenses.

General and administrative expenses were $6.8 million for the full year 2025, compared to $7.6 million in 2024. The decrease is primarily driven by lower capital market transaction costs.

Net financial income of $0.6 million is driven by $2.6 million financial income due to the share price premium from the EIB debt-to-equity conversion finalized in July 2025, and $2.4 million financial expense due to remeasurement of the derivative liability from the January 2025 public offering investor warrants.

Cash and cash equivalents as of December 31, 2025, were $23.2 million, compared to $6.0 million as of December 31, 2024, a significant strengthening achieved through out-licensing deal with MSD, debt-to-equity conversion with EIB, ATM facility and capital market activity.

Total equity amounts to $17.0 million as of December 31, 2025, which is a significant improvement compared to a negative equity of $1.7 million as of December 31, 2024.

Evaxion A/S
Consolidated Statement of Financial Position Data
(USD in thousands)

	Dec 31, 2025	Dec 31, 2024
Cash and cash equivalents	23,234	5,952
Total assets	28,408	12,485
Total liabilities	11,369	14,137
Share capital	15,791	10,516
Other reserves	127,492	106,369
Accumulated deficit	(126,244)	(118,537)
Total equity	17,039	1,652
Total liabilities and equity	28,408	12,485

Evaxion A/S
Consolidated Statement of Comprehensive Loss Data
(USD in thousands, except per share data)

	Three Months Ended Dec 31,		Twelve Months Ended Dec 31,
	2025	2024	2025	2024
Revenue	-	122	7,528	3,344
Research and development	(2,559)	(2,255)	(9,975)	(10,457)
General and administrative	(1,493)	(1,891)	(6,787)	(7,619)
Operating gain / loss	(4,052)	(4,024)	(9,234)	(14,732)
Finance income	626	578	6,355	6,500
Finance expenses	(2,748)	(458)	(5,736)	(3,123)
Net gain/ loss before tax	(6,174)	(3,904)	(8,615)	(11,355)
Income tax benefit	255	275	908	788
Net gain / loss for the period	(5,918)	(3,629)	(7,707)	(10,567)
Net loss attributable to shareholders of Evaxion A/S	(5,918)	(3,629)	(7,707)	(10,567)
Loss per share – basic and diluted	(0.02)	(0.21)	(0.02)	(0.20)
Number of shares used for calculation (basic and diluted)	411,248,400	58,822,295	320,406,391	53,644,483

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.